UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


     Under the Securities Exchange Act of 1934 (AmendmentNo.____________)*


                          VIVEVE MEDICAL, INC. (VIVMF)
                   ------------------------------------------
                   Common Stock(Title of Class of Securities)

                                   92852W105
                                 --------------
                                 (CUSIP Number)


                                 June 26, 2015
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:[_]

              Rule 13d-1(b)

              [X]  Rule13d-1(c)

              [_]  Rule13d-1(d)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverpage.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    92852W105


1. NAME OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RTW INVESTMENTS, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a)[_]
                                                                          (b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware, USA

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   SOLE VOTING POWER                                                          0

6.  SHARED VOTING POWER                                               3,591,378*

7.  SOLE DISPOSITIVE POWER                                                    0

8. SHARED DISPOSITIVE POWER                                           3,591,378*

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       3,591,378*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)                      7.70%*

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IA


* The shares of common stock, $.01 par value (the "Shares"), of VIVEVE MEDICAL, INC. a California corporation (the "Company"), reported herein are held by RTW MASTER FUND, LTD. (the "Fund"), which is managed by RTW INVESTMENTS, LLC (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 3,591,378 Shares, or 7.70% of the Shares deemed issued and outstanding as of August 14, 2015. Roderick Wong is the Managing Member of the Adviser. The beneficial ownership percentage reported herein is based on 51,345,640 voting Shares issued and outstanding as of August 14, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 14, 2015. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No.    92852W105


1. NAME OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RTW MASTER FUND, LTD.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a)[_]
                                                                          (b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   SOLE VOTING POWER                                                          0

6.  SHARED VOTING POWER                                               3,591,378*

7.  SOLE DISPOSITIVE POWER                                                    0

8. SHARED DISPOSITIVE POWER                                           3,591,378*

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       3,591,378*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)                      7.70%*

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             CO

* The shares of common stock, $.01 par value (the "Shares"), of VIVEVE MEDICAL, INC. a California corporation (the "Company"), reported herein are held by RTW MASTER FUND, LTD. (the "Fund"), which is managed by RTW INVESTMENTS, LLC (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 3,591,378 Shares, or 7.70% of the Shares deemed issued and outstanding as of August 14, 2015. Roderick Wong is the Managing Member of the Adviser. The beneficial ownership percentage reported herein is based on 51,345,640 voting Shares issued and outstanding as of August 14, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 14, 2015. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No.     92852W105

Item 1.       (a). Name of Issuer:

                   Viveve Medical, Inc. (VIVMF)

              (b). Address of issuer's principal executive offices:

                   150 Commercial Street
                   Sunnyvale, CA 94086


Item 2.       (a). Name of person filing:

                   RTW Investments LLC
                   RTW Master Fund Ltd.

              (b). Address or principal business office or, if none, residence:

                   RTW Investments LLC
                   250 West 55th  Street, 16th Floor
                   Suite A
                   New York, NY 10019

                   RTW Master Fund,  Ltd.
                   c/o Walkers  Corporate Services Limited
                   Walker House
                   87 Mary Street
                   Georgetown Grand Cayman KY1-9005 Cayman Islands

              (c). Citizenship:

                   RTW Investments, LLC - Delaware, USA
                   RTW Master Fund, Ltd. - Cayman Islands

              (d). Title of class of securities:

                   Common Stock, $.01 par value

CUSIP No.     92852W105

Item 3. If This Statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b),or(c), check whether the person filing is a

              (e) [_] An investment adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E);

Item 4. Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)  Amount beneficially owned:

                   RTW Investments, LLC:                         3,591,378*
                   RTW Master Fund, Ltd.:                        3,591,378*

               (b) Percent of class:

                   RTW Investments, LLC:                             7.70%*
                   RTW Master Fund, Ltd.:                            7.70%*


              (c)  Number of shares as to which RTW Investments, LLC has:


              (i)  Sole power to vote or to direct the vote                   0

              (ii) Shared power to vote or to direct the vote         3,591,378*

              (iii) Sole power to dispose or to direct the disposition of     0

              (iv) Shared power to dispose or to direct the disposition of
                                                                      3,591,378*

 Number of shares as to which RTW Master Fund, Ltd. has:

             (i)  Sole power to vote or to direct the vote                   0

              (ii) Shared power to vote or to direct the vote         3,591,378*

              (iii) Sole power to dispose or to direct the disposition of     0

              (iv) Shared power to dispose or to direct the disposition of
                                                                      3,591,378*

* The shares of common stock, $.01 par value (the "Shares"), of VIVEVE MEDICAL, INC. a California corporation (the "Company"), reported herein are held by RTW MASTER FUND, LTD. (the "Fund"), which is managed by RTW INVESTMENTS, LLC (the "Adviser"). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 3,591,378 Shares, or 7.70% of the Shares deemed issued and outstanding as of August 14, 2015. Roderick Wong is the Managing Member of the Adviser. The beneficial ownership percentage reported herein is based on 51,345,640 voting Shares issued and outstanding as of August 14, 2015, as disclosed in the Company's Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 14, 2015. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G),so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3 (j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c)or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of the Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for this statement is true, complete and correct.


Dated: October 1, 2015                       RTW Investments, LLC

                                             By: /s/ Roderick Wong
                                             ---------------------
                                             Roderick Wong,
                                             Managing Member


                                             RTW Master Fund, Ltd.
                                             ---------------------
                                             By: /s/ Roderick Wong
                                             Roderick Wong,
                                             Managing Member



The original statement shall be signed by each person on whose behalf the statement is filed or this authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see18U.S.C.1001).